Exhibit 99.1

SUPPLEMENTARY AgreemenT

This SUPPLEMENTARY AGREEMENT (this “Supplementary Agreement”) is entered into as of 6 February 2026 by and between the following parties:

(1)
SUNPOWER TECHNOLOGY LTD. (Registration No.: 125925), an exempted company incorporated in the Cayman Islands and having its registered office at One Nexus Way, Camana Bay, George Town, Grand Cayman, KY1-9005, Cayman Islands (“Vendor”); and
(2)
MFS TECHNOLOGY (S) PTE LTD (Registration No.: 198803689D), a company incorporated in Singapore and having its registered address at 801 Lorong 7 Toa Payoh, #02-01 WBL Building, Singapore 319319 (“Buyer”).

(The Vendor and the Buyer shall be referred to individually as “Party” and collectively as “Parties” as the context may require).

RECITALS

WHEREAS, the Vendor and the Buyer have entered into a Share Sale and Purchase Agreement on 23 January, 2026 (as amended and supplemented from time to time, the “Agreement”), pursuant to which, the Vendor has agreed to sell to the Buyer, and the Buyer has agreed to purchase from the Vendor, the Sale Shares in accordance with the terms and conditions thereof.

WHEREAS, the Parties hereby agree to make the supplements to the Agreement pursuant to the terms of this Supplementary Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual promises and undertakings herein, the Parties agree as follows:

1.
Vendor’s COMPLETION DELIVERABLES.
1.1
The Parties agree that an additional item shall be included in the Vendor’s Completion Deliverables as Clause 5.1.1(b)(xiii), which shall be “a confirmation letter in a form reasonably satisfactory to the Buyer duly executed by the Vendor (with the management accounts of the Company as of the Completion Date (the “Closing Accounts”) attached thereto), confirming that (i) as of the Completion Date and immediately upon the waiver of the Net Intercompany Balances by the Company, (x) there is no outstanding account receivable due to the Company by any member of the Vendor’s Group and (y) the total assets of the Company as shown in the Closing Accounts amount to USD59,939,000.00 (United States Dollars Fifty-Nine Million Nine Hundred and Thirty-Nine Thousand) or, where an exact match to such an amount is not achievable, an amount falling within a reasonable range of variation not exceeding USD6,000,000 (United States Dollars Six Million) below such amount; and (ii) based on information reasonably available as at Completion and to the best knowledge of the Vendor, the Closing Accounts are true, accurate, complete and not misleading”.
2.
DEFINITION OF THE VENDOR’S GROUP AND CURRENT DIRECTORS.
2.1
The definition of the “Vendor’s Group” as set forth in Clause 1.1 of the Agreement is

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Exhibit 99.1

deleted in its entirety and the following is inserted in lieu thereof:

“Vendor’s Group” means (i) the direct and indirect shareholders of the Vendor (excluding the direct and indirect shareholders of the Guarantor) and (ii) the respective Affiliates of the persons in limb (i) from time to time (excluding the Company and any Affiliates of such persons which are not directly or indirectly controlled by the Guarantor).

2.2
The definition of the “Current Directors” as set forth in Clause 1.1 of the Agreement is deleted in its entirety and the following is inserted in lieu thereof:

“Current Directors” means the directors of the Company that are nominated by the Vendor (including any replacement director appointed from time to time), provided that such directors shall at all times include at least one (1) resident director in Malaysia. The Current Directors as at the date of this Agreement are the following person:-

(i) [*****] ([*****]); and

(ii) [*****] ([*****]).

3.
MISCELLANEOUS.
3.1
This Supplementary Agreement shall take effect and become legally binding on the Parties immediately upon execution and delivery by the Parties.
3.2
Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Agreement.
3.3
This Supplementary Agreement may be entered into in two (2) counterparts, all of which taken together shall constitute one (1) and the same instrument. The Parties may enter into this Supplementary Agreement by signing (whether by handwriting, electronically or digitally) any such counterpart.
3.4
Clause 11 (Miscellaneous) of the Agreement shall apply to this Supplementary Agreement as if incorporated by reference.
3.5
Except as specified herein, all other provisions of the Agreement shall not be amended, modified, impaired or otherwise affected and shall remain in full force and effect. This Supplementary Agreement is an amendment and supplemental to, and shall be read in conjunction with, and construed as one document with, the Agreement. In the event of any conflict between this Supplementary Agreement and the Agreement, this Supplementary Agreement shall prevail solely to the extent of the specified amendments expressly set out herein, and the Agreement shall otherwise continue to apply in full force and effect
3.6
Nothing in this Supplementary Agreement (including the confirmation letter referred to in Clause 5.1.1(b)(xiii)) shall create or be deemed to create any representation, warranty, indemnity, covenant or other obligation on the part of the Vendor or the Company beyond those expressly set out in the Agreement, and all liability in connection with this Supplementary Agreement shall be subject to the limitations, exclusions and survival periods set out in Clauses 8 and 9 of the Agreement.

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Exhibit 99.1

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Exhibit 99.1

IN WITNESS WHEREOF this Supplementary Agreement has been entered into on

The Vendor

For and on behalf of

SUNPOWER TECHNOLOGY LTD.

(Registration No.: 125925)

in the presence of:-

/s/ Su-Lynn Choy

...................................................

Name: Choy Su-Lynn

Designation: Associate General Counsel

Date: 6 February 2026

) ) ) )	/s/ Dmitri Hu .................................................. Name: Dien Chien Hu / Dmitri Hu Designation: Director Date: 6 February 2026

Exhibit 99.1

IN WITNESS WHEREOF this Supplementary Agreement has been entered into on

The Buyer

For and on behalf of

MFS TECHNOLOGY (S) PTE LTD

(Registration No.: 198803689D)

in the presence of:-

/s/ Janny Zhang

...................................................

Name: Janny Zhang

Designation: Director

Date: 6 February 2026

) ) ) )	/s/ Tan Bian Ee ................................................... Name: Tan Bian Ee Designation: Director Date: 6 February 2026